P.E. 2/11/02

02013810

APPENDIX 2

736744

RECEIVED FEB 08 2002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER TO RULE 13A or 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: February 2002 (1) **File No.: 0-11378**

PROCESSED FEB 15 2002 THOMSON FINANCIAL

TransGlobe Energy Corporation

(Translation of Registrant's Name into English)

#1450, 505 – 3 Street S.W., Calgary, AB T2P 3E6

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40F

Form 20F [X] Form 40F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g-3-2(b): 82 - ____________.

TransGlobe Energy
CORPORATION

#1450, 505-3rd Street S.W.
Calgary, Alberta Canada T2P 3E6

Telephone: (403) 264-9888
Facsimile: (403) 264-9898

E-mail: trglobe@cadvision.com
Website: www.trans-globe.com

NEWS RELEASE
FOR IMMEDIATE RELEASE

TRANSGLOBE ENERGY CORPORATION ANNOUNCES UPDATE ON REPUBLIC OF YEMEN AND CANADIAN OPERATIONS

Thursday February 7, 2002, Calgary, Alberta - TransGlobe Energy Corporation ("TransGlobe" or the "Company") (TSE symbol "TGL"; OTC-BB symbol "TGLEF") announces the completion of a wildcat exploration well at Asswairy #1 in the Republic of Yemen and the commencement of gas production in Canada.

Block 32, Yemen (13.81% working interest)

The Asswairy #1 wildcat exploration well, which commenced drilling December 17, 2001, was plugged and abandoned. Several horizons with oil shows were production tested, however no hydrocarbons were recovered.

The drilling rig will be moved to the adjacent non-owned Block 53 for a development drilling program. The Block 32 joint venture group has the option to move the drilling rig back to Block 32 for an additional one or two exploration wells. It is anticipated that the drilling rig will be available to the Block 32 group in four to five months. TransGlobe has identified two exploration locations that could be targeted for future drilling and has eight additional prospect leads on Block 32 that will be the focus of future work.

Canada

Tie-in work has commenced on TransGlobe's (100% working interest) gas well at Cherhill, Alberta. The deeper zone in the well was completed and production tested in January 2002 at rates up to 1.6 million cubic feet per day. It is anticipated that the well will be placed on production in late February at an initial rate of 1.0 million cubic feet per day.

The Company is also proceeding with the tie-in of gas wells at Morningside and Morinville. It is anticipated the wells will be on stream during the first quarter of 2002 and will add production of 600-800 thousand cubic feet per day plus 20-30 barrels per day of natural gas liquids to TransGlobe.

This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects, are forward-looking statements. Although TransGlobe believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

TRANSGLOBE ENERGY CORPORATION

Lloyd W. Herrick
Vice President & C.O.O.

For further information, please contact:

Ross G. Clarkson, President & C.E.O.
- or -
Lloyd W. Herrick, Vice President & C.O.O.

Executive Offices:
#1450, 505 –3rd Street S.W., Calgary,
Alberta, T2P 3E6 CANADA

Tel: (403) 264-9888 Fax: (403) 264-9898
Website: http://www.trans-globe.com
E-mail: trglobe@trans-globe.com

Submitted herewith:

News releases as filed on SEDAR and disseminated through Canadian Corporate News as follows:

February 7, 2002: TransGlobe Energy Corporation Announces Update on Republic of Yemen and Canadian Operations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TransGlobe Energy Corporation
(Registrant)

Date: February 7, 2002

By: [signature]
David C. Ferguson
Vice President Finance & CFO